Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas 78746

April 4, 2017

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Asure Software, Inc.
Withdrawal of Acceleration Request
Registration Statement on Form S-3
File No. 333-216075

Ladies and Gentlemen:

Asure Software, Inc. hereby withdraws its acceleration request dated March 31, 2017 with respect to the above-referenced Registration Statement.

If you have any questions, please call Jeffrey C. Robbins of Messerli & Kramer P.A. at (612) 672-3706.  Thank you for your assistance.
 Very truly yours,
ASURE SOFTWARE, INC.

By     /s/ Patrick Goepel
Patrick Goepel, President and CEO